Leading German Carrier K-net Selects Orckit-Corrigent’s Packet Transport Network Solution and 3M Services Support to Upgrade B2B Network

4th European order in 4 months strengthens Orckit-Corrigent’s position as fast growing PTN Vendor

Tel-Aviv, Israel – April 12, 2011 – Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that
K-net Telekommunikation Gmbh, a leading German telecommunication service provider, has deployed Orckit-Corrigent’s MPLS based CM-4000 PTN switches and CM-View network management system, and 3M Services' support, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and Carrier-of-Carrier applications.

"As a company serving more than 250 customers including large enterprises, we evaluated packet transport solutions that offered high quality of service, bandwidth scalability, and affordability," said Mr. Hans Dengel, Technical Director of K-net. "Orckit-Corrigent's products best meet our needs, and our long-term relationship with 3M services enables us to facilitate a wide services package for Orckit-Corrigent's technologies."

This deployment marks the fourth order received from European carriers over the past four months: EnviaTEL, VSE NET and Cegecom also selected Orckit-Corrigent's PTN solutions and 3M Services' solutions to expand their networking infrastructure.

"K-net’s decision once again highlights the market acceptance of Orckit-Corrigent's innovative solutions," said Mr. Manfred Brandt, Managing Director of 3M Services. "We are pleased that our partnership with Orckit-Corrigent allows us to increase our local customer base and we look forward to working together to supply K-Net with the greatest combination of technology and customer care."

Orckit-Corrigent’s CM-4000 is a series of Packet Transport Network switches that offer a flexible mix of Ethernet and TDM services to facilitate the migration toward unified packet network. These switches are based on MPLS and MPLS-TP technologies and are designed to scale up the delivery of residential, business and mobile backhauling services in next-generation telecom networks.

"Orckit-Corrigent is pleased to welcome K-net to our growing customer base,” said Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communications. “This order strengthens our position as a leading Packet Transport Network Vendor, and greatly enhances our strategic partnership with 3M Services."

 # # #

About K-net Telekommunikation GmbH
K-net GmbH is a regional telecommunications and network provider based in Southwest Germany. The Company offers the Kaiserslautern and adjacent areas the entire telecommunications spectrum from a single source - from the site connectivity via the Internet connectivity and telecommunications systems. The company offers its services mainly to customers with high demand for bandwidth and availability including businesses and municipal facilities in the city of Kaiserslautern. For more information visit: http://www.k-net-gmbh.de

About 3M Services
3M Services GmbH, part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro 1 billion. For more information, visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il